UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)

Solitron Devices, Inc.

(Name of Issuer)

Common Stock, par value of $0.01 per share

(Title of Class of Securities)

834256208

(CUSIP Number)

Nicholas J. Swenson
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416
Telephone: (612) 353-6380

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

CUSIP NO. 834256208

1		NAME OF REPORTING PERSON Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 160,300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 160,300
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 834256208

1		NAME OF REPORTING PERSON Groveland Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 160,300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 160,300
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP NO. 834256208

1		NAME OF REPORTING PERSON Seth Barkett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,900
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,900
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 834256208

EXPLANATORY NOTE

This Schedule 13D relates to shares of the Common Stock, $0.01 par value (the “Common Stock”), of Solitron Devices, Inc. (the “Issuer” or “Solitron Devices”).  Nicholas J. Swenson, Groveland Capital LLC and Seth Barkett (together, the “Reporting Parties”) jointly file this Schedule 13D to amend and supplement the Reporting Parties’ Schedule 13G filed on October 4, 2012 and Amendment No. 1 to the Schedule 13G filed on February 25, 2013.

Item 1.                      Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, $0.01 par value (the “Common Stock”), of Solitron Devices, Inc., a Delaware corporation (the “Issuer” or “Solitron Devices”).  The address of the principal executive offices of the Issuer is 3301 Electronics Way, West Palm Beach, Florida 33407.

Item 2.	Identity and Background.

(a)           This Statement is filed by Nicholas J. Swenson as the sole managing member and president of Groveland Capital LLC; Groveland Capital LLC, a registered investment adviser (“Groveland Capital”) and Seth Barkett, as an individual (the “Reporting Parties”).  Each of the Reporting Parties is a party to that certain Joint Filing Agreement attached to this Schedule 13D as Exhibit 1.

(b)           The principal business address of each of the Reporting Parties is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.

(c)           The principal business of Mr. Swenson is (i) private investor and (ii) serving as sole managing member and president of Groveland Capital, a Delaware limited liability company and registered investment adviser.  The principal business of Mr. Barkett is (i) private investor and (ii) a portfolio manager of Groveland Capital.

(d)           None of the Reporting Parties described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           Mr. Swenson and Mr. Barkett are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock of the Reporting Parties was acquired in open market purchases with working capital of Groveland Capital and the personal investment capital of Mr. Swenson and Mr. Barkett.  The amount of funds expended to acquire these shares held by Mr. Swenson and Groveland Capital is $524,693.  The amount of funds expended to acquire the shares held by Mr. Barkett is $139,927.

CUSIP NO. 009207101

Item 4.	Purpose of Transaction.

The Reporting Parties acquired shares of Solitron Devices because they believed and continue to believe that the Common Stock is significantly undervalued.  While we believe Solitron's leadership has done a good job managing the Company from an operational perspective, we believe Solitron’s leadership has done a poor job managing the Company from a capital allocation perspective.  In this regard, the Reporting Parties believe it is very important that Solitron's board be accountable to shareholders.  For this reason, we intend to influence the policies of Solitron Devices and assert shareholder rights, and we have requested a meeting with the Company's management and board to discuss in detail shareholder representation on the Solitron Devices board of directors.

On November 1, 2013, the Reporting Parties wrote to the board of Solitron Devices to request a meeting with the board to discuss Solitron’s capital allocation strategy and shareholder representation on the board.  A copy of the letter to the board is attached as Exhibit 2 to this Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

(a)           The following list sets forth the aggregate number and percentage (based on 2,177,832 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, for the period ended August 31, 2013) of outstanding shares of Common Stock owned beneficially by each reporting party named in Item 2:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Nicholas J. Swenson(1)	160,300	7.4%
Groveland Capital LLC(1)	160,300	7.4%
Seth Barkett	45,900	2.1%

(1)	Because Mr. Swenson is the sole managing member and president of Groveland Capital, Mr. Swenson and Groveland Capital share beneficial ownership over the same shares of Common Stock.

(b)           Because Mr. Swenson is the sole managing member and president of Groveland Capital, he has the power to direct the affairs of Groveland Capital.  Therefore, Groveland Capital and Mr. Swenson have sole voting and dispositive power with regard to the shares of Common Stock of the Issuer.

Mr. Barkett has sole voting and dispositive power of the Common Stock of the Issuer.

(c)           The following purchases have occurred during the last 60 days by the Reporting Parties:

Name	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
Groveland Capital	09/02/2009	200	$3.75	Open Market Purchase
Groveland Capital	09/04/2009	2,200	$3.74	Open Market Purchase
Groveland Capital	09/05/2009	2,200	$3.73	Open Market Purchase
Groveland Capital	09/10/2009	200	$3.75	Open Market Purchase
Groveland Capital	09/12/2009	100	$3.75	Open Market Purchase
Groveland Capital	10/08/2009	5,100	$3.71	Open Market Purchase
Groveland Capital	10/10/2009	4,000	$3.71	Open Market Purchase
Groveland Capital	10/20/2009	1,000	$3.72	Open Market Purchase
Groveland Capital	10/27/2009	5,000	$3.66	Open Market Purchase

CUSIP NO. 009207101

(d)         No person other than the Reporting Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Parties.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Joint Filing Agreement filed as Exhibit 1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement.

2	Letter from Nick Swenson and Seth Barket to the Board of Directors of the Issuer dated November 1, 2013.

CUSIP NO. 009207101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           November 1, 2013
/s/ Nicholas J. Swenson Nicholas J. Swenson
GROVELAND CAPITAL LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
/s/ Seth Barkett Seth Barkett